

Sun Life completes offering of Subordinated Unsecured Debentures

TORONTO, ON – (May 8, 2020) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced today the successful completion of the public offering in Canada of $1 billion principal amount of Series 2020-1 Subordinated Unsecured 2.58% Fixed/Floating Debentures due 2032 (the "Debentures"). The net proceeds will be used for general corporate purposes of the Company, which may include investments in subsidiaries and repayment of indebtedness.

The Debentures were sold under a pricing supplement dated May 6, 2020, issued pursuant to its short form base shelf prospectus and its prospectus supplement, each dated March 28, 2019, all of which are available on the SEDAR website for the Company at www.sedar.com.

The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered, directly or indirectly, within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2020, Sun Life had total assets under management of $1,023 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	Investor Relations Contact:
Rajani Kamath	Leigh Chalmers
Associate Vice-President	Senior Vice-President, Head of Investor
Corporate Communications	Relations & Capital Management
T. 416-979-6070	T. 647-256-8201
rajani.kamath@sunlife.com	Investor.relations@sunlife.com